NO ACT

PE 1-11-10



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005612

January 13, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-11

Elizabeth W. Powers
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Re: MDU Resources Group, Inc.

Dear Ms. Powers:

This is in regard to your letter dated January 11, 2011 concerning the shareholder proposal submitted by the Central Laborers' Pension Fund for inclusion in MDU Resources' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that MDU Resources therefore withdraws its December 17, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Dan Koeppel
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

T +1 212 259 8662
F +1 212 649 9476
epowers@dl.com

DEWEY & LEBOEUF

January 11, 2011

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: MDU Resources Group, Inc. –
Withdrawal of Rule 14a-8 Letter Regarding the
Central Laborers' Pension Fund Stockholder Proposal

Ladies and Gentlemen:

On December 17, 2010, on behalf of our client, MDU Resources Group, Inc. (the "Company"), we submitted to the staff of the Division of Corporation Finance a request pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 relating to the Company's ability to exclude from its proxy materials for the 2011 Annual Meeting of Stockholders a stockholder proposal and a supporting statement (collectively, the "Proposal") dated October 14, 2010 submitted by the Central Laborers' Pension Fund (the "Proponent"). The Proposal requested that the Compensation Committee of the Company's Board of Directors, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans, with sustainability defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term. Our request set forth the basis for our view that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f).

On January 10, 2011, the Company received a letter via facsimile from the Proponent withdrawing the Proposal. A copy of the Proponent's letter is attached hereto as Exhibit A. In reliance on the Proponent's letter, we hereby withdraw our request.

Very truly yours,



Elizabeth W. Powers

Enclosure

cc: Paul K. Sandness, Esq.
Dan Koeppel, Central Laborers' Pension, Welfare & Annuity Funds
Ms. Jennifer O'Dell, LIUNA Corporate Governance Project

EXHIBIT A


CENTRAL LABORERS'
PENSION WELFARE & ANNUITY FUNDS

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (701) 530-1731

January 10, 2011

Mr. Paul Sandness
General Counsel and Corporate Secretary
MDU Resources Group Inc.
1200 W. Century Ave.
Bismark, ND 58506

Dear Mr. Sandness,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby withdraw the shareholder proposal ("Proposal") submitted by the Fund for inclusion in the MDU Resources Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

If you have any questions, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359.

Sincerely,



Dan Koeppel
Executive Director

c: Jennifer O'Dell

DEWEY & LEBOEUF

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 8662
fax +1 212 649 9476
epowers@dl.com

1934 Act
Rule 14a-8(b)
Rule 14a-8(f)

December 17, 2010

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: MDU Resources Group, Inc. –
Central Laborers' Pension Fund Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of MDU Resources Group, Inc., a Delaware corporation (the "Company"), with regard to a stockholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by the Central Laborers' Pension Fund (the "Proponent") in connection with the Company's annual meeting of stockholders to be held on April 26, 2011 (the "2011 Annual Meeting").

We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are attached hereto as Exhibit A.

We are forwarding a copy of this letter and all exhibits to the Proponent as required.

A. Background

The Proponent submitted its Proposal to the Company by letter dated October 14, 2010, which the Company received by facsimile on October 14, 2010. The Proponent stated that it was the beneficial owner of approximately 2,880 shares of Company common stock, which had been held continuously for more than one year prior to the date of submission. The Proponent further stated that the record holder of the Proponent's shares would verify the Proponent's beneficial ownership by separate letter. The Proponent does not appear in the Company's records as a registered stockholder.

On October 14, 2010, the Company received by facsimile from U.S. Bank a letter, dated October 14, 2010 (the "First U.S. Bank Letter"), indicating that U.S. Bank held 2,880 shares of Company common stock beneficially for the Proponent, and the "shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year."

On behalf of the Company, we notified the Proponent by letter dated October 26, 2010 that the Proponent must provide proof of its eligibility under Rule 14a-8(b)(2) to submit a stockholder proposal to the Company for inclusion in its proxy materials. A copy of that letter is attached hereto as Exhibit B. As requested by the Proponent in its October 14, 2010 letter, a copy of our letter was also sent to Jennifer O'Dell in care of the Laborers' International Union of North America Corporate Governance Project. The Proponent and Ms. O'Dell received our letter on October 27, 2010, and proofs of delivery are attached as Exhibit C.

In that letter, we advised the Proponent that, in order to be eligible to submit a proposal, it must have continuously held at least $2,000 in market value of Company common stock for at least one year. We stated that the Proponent needed to provide (i) a written statement from the record holder (usually a bank or broker) verifying that, at the time the Proponent submitted the Proposal, the Proponent owned and had continuously held at least $2,000 in market value of Company common stock for at least one year or (ii) copies of documents specified in Rule 14a-8(b)(2)(ii). We enclosed a copy of Rule 14a-8 with our letter and advised the Proponent that its proof of ownership must be postmarked or transmitted electronically to us no later than 14 days from the date it received our letter.

By telephone on October 28, 2010, Ms. O'Dell and I discussed the deficiencies in the First U.S. Bank Letter under Rule 14a-8, and that a statement that the Proponent's shares of Company common stock were held for at least one year does not establish that the Proponent continuously held at least $2,000 in market value of Company common stock for the one-year period required by Rule 14a-8.

On October 29, 2010, the Company received a response from U.S. Bank, dated October 28, 2010 (the "Second U.S. Bank Letter"), indicating that U.S. Bank held 2,880 shares of Company common stock beneficially for the Proponent and that "the fund owns 2,880 amount of stock which has over $2000 in value and has held it continuously for over one year." A copy of the Second U.S. Bank Letter is attached hereto as Exhibit D.

There were no further communications with the Proponent or Ms. O'Dell regarding the Proponent's eligibility to submit the Proposal for inclusion in the Company's proxy materials under Rule 14a-8.

In December 2010, Ms. O'Dell and Richard Matteson, Director of Communications & Public Affairs of the Company, corresponded via email to discuss the steps that the Company had taken to add sustainability as an additional measure available for use in establishing performance goals under the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan. A copy of the email correspondence between Ms. O'Dell and Mr. Matteson is attached hereto as Exhibit E.

B. Grounds for Exclusion and Analysis

We believe the Proposal and Supporting Statement may be properly excluded from the Company's proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to supply, within 14 days of receipt of our request, documentary support sufficient to evidence that it satisfied the one-year continuous stock ownership requirements as of the date it submitted the Proposal.

Rule 14a-8(b) states that in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the stockholder submitted the proposal. Rule 14a-8(b) sets forth two methods of proof. If the stockholder is not a holder of record, the stockholder must prove eligibility by submitting to the company either (i) a written statement from the record holder of the securities verifying that, at the time of submission, the stockholder continuously held the required amount of securities for at least one year or (ii) copies of filings on Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting such ownership and a written statement from the proponent as to continuous ownership.

A company may exclude a stockholder proposal pursuant to Rule 14a-8(f), if the company notifies the proponent of its failure to satisfy the eligibility or procedural requirements set forth in Rule 14a-8(b) and the proponent fails to correct such deficiency within 14 calendar days after receiving the notification. The Staff has concurred on a number of occasions that stockholder proposals could be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the proponent's proof of ownership failed to show that the proponent continuously owned the minimum amount of stock for one year as of the date the proposal was submitted.

1. The First U.S. Bank Letter Does Not Specify That the Proponent Continuously Owned at least $2,000 in Company Common Stock

The First U.S. Bank Letter does not satisfy Rule 14a-8(b)'s proof of ownership requirements because it states only that U.S. Bank held 2,880 shares of Company common stock beneficially for the Proponent as of October 14, 2010, the date the Proposal was submitted. While the First U.S. Bank Letter states that shares of Company stock were held for at least one year, it does not specify the value of the stock held or state that the shares were held continuously for at least one year as of that date.

In General Electric Company (December 18, 2009), the Staff concurred in the exclusion of a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f), where the Proponent supplied a bank letter that was similar to the First U.S. Bank Letter. On September 18, 2009, GE received a proposal accompanied by the proponent's periodic account statements. In response to GE's deficiency notice, Banc of America provided a letter, dated September 30, 2009, stating that the proponent has "owned General Electric Corporation since January 30, 2007. On that date, [the proponent] purchased 480 shares at $36.03 per share." GE argued, and the Staff agreed, that (i) the account statement and the Banc of America letter were insufficient to demonstrate continuous holding of the requisite amount of securities for the one-year period set forth in Rule 14a-8(b) and (ii) the Banc of America letter demonstrated only that the proponent purchased a certain number of shares on a particular date and had owned an unspecified number of shares since that time.

The Staff reached the same conclusion under similar circumstances in Verizon Communications (January 25, 2008) and Yahoo! Inc. (March 29, 2007). In Verizon Communications, the proponent submitted a broker letter indicating that the proponent was a beneficial owner of Verizon Communications securities, had held a security position with the record holder since March 2005 and the proponent's "purchase consisted of 1109 shares which [the proponent] held consistently." Verizon Communications argued, and the Staff agreed, that this letter did not verify continuous ownership of at least $2,000 in market value of the company's stock for the one-year period required by Rule 14a-8. In Yahoo! Inc., the proponents sent copies of email correspondence with their broker after Yahoo! informed them that the periodic account statements initially supplied as proof of ownership did not satisfy Rule 14a-8. Yahoo! argued, and the Staff agreed, that the broker emails did not satisfy Rule 14a-8 because the emails only confirmed the acquisition date of the proponents' stock and did not address whether they had continuously owned the requisite amount of stock for the one-year period required by Rule 14a-8.

2. The Second U.S. Bank Letter Does Not Verify Continuous Ownership for One Year as of the Date the Proposal Was Submitted

The Second U.S. Bank Letter does not satisfy Rule 14a-8(b)'s proof of ownership requirements because it states that U.S. Bank held 2,880 shares of Company common stock beneficially for the Proponent as of October 28, 2010, and "the fund owns 2,880 amount of stock which has over $2000 in value and has held it continuously for over one year." To satisfy Rule 14a-8, the Second U.S. Bank Letter would have had to verify that the Proponent continuously held the requisite amount of Company common stock for at least one year as of October 14, 2010, not as of October 28, 2010.

Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") and the Staff letters cited below make clear the need for precision in demonstrating a stockholder's eligibility under Rule 14a-8(b). SLB 14 includes the following question and answer:

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.
>
> (SLB 14 Section C.1.c.3)

In Union Pacific Corporation (January 29, 2010), the Staff concurred in the exclusion of a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f), where the proponent provided a letter from AmalgaTrust, dated December 11, 2009, stating that the proponent had held shares of Union Pacific stock continuously for over one year as of the date of the AmalgaTrust letter, rather than as of December 3, 2009, the date the proposal was submitted. Union Pacific argued, and the Staff agreed, that the AmalgaTrust letter was insufficient to prove that the proponent had held Union Pacific stock for the one-year period beginning December 3, 2008 and ending December 3, 2009, the date the proposal was submitted, because it did not verify ownership between December 3, 2008 and December 11, 2008, the earliest date for which the AmalgaTrust letter established the proponent's ownership of Union Pacific shares. In reaching this conclusion, the Staff rejected the proponent's argument that the phrase "for over one year" in the AmalgaTrust letter covered the period between December 3 and December 11, 2008. See also International Paper Company (January 28, 2010) and Exxon Mobil Corporation (January 27, 2010).

C. Conclusion

The information submitted by the Proponent in the U.S. Bank letters does not constitute proper proof of continuous ownership of Company common stock for one year as of October 14, 2010, the date the Proponent submitted the Proposal. We, therefore, believe that the Proposal and the Supporting Statement may be properly excluded from the Company's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f).

We request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2011 proxy materials and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

Very truly yours,



Elizabeth W. Powers

Enclosures

cc: Paul K. Sandness, Esq.
Dan Koeppel, Central Laborers' Pension, Welfare & Annuity Funds
Ms. Jennifer O'Dell, LIUNA Corporate Governance Project

EXHIBIT A




CENTRAL LABORERS'
PENSION, WELFARE & ANNUITY FUNDS

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (701) 530-1731

October 14, 2010

Mr. Paul Sandness
General Counsel and Corporate Secretary
MDU Resources Group Inc.
1200 W. Century Ave.
Bismark, ND 58506

Dear Mr. Sandness,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the MDU Resources Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 2,880 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Dan Koeppel
Executive Director

c: Jennifer O'Dell
Enclosure

RESOLVED: That the shareholders of MDU Resources Group, Inc. ("Company") request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interests of shareholders, as well as other important constituents, is best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the recent financial crisis demonstrates, those boards of directors and management that operate their companies with integrity and a focus on the long term are much more likely to prosper than ones that are dominated by a short-term focus. The best means of demonstrating a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans.

We note that the Company has consistently affirmed its commitment to the concept of sustainability. The Company's most recent proxy statement notes that, "Sustainable business development is also an important aspect of our business. . ." In its 2008 Sustainability Report, the Company's President and CEO wrote:

> Our work is essential, which is why it's also important to us to ensure that our operations are sustainable.
>
> We are committed to making significant contributions to society today, while making sure future generations can do the same tomorrow. We have worked to expand our economic, environmental and social contributions. . . .
>
> We recognize the importance of collecting and tracking the factors in our day-to-day operations that have been identified by experts as being party of sustainable companies. We are working to implement data collection systems that will allow us to better track these factors.

While these words are laudable, incorporating them into the Company's senior executive compensation program would give them real impact. Yet today, neither the Company's annual incentive plan or its long-term incentive plan utilize any performance measures related to sustainability. We believe that this represents a serious shortcoming.

Other companies have added sustainability to the metrics that they use when determining executive compensation. British utility company National Grid announced last year it would partly base executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its 2009 proxy statement discloses that certain annual incentive payments are dependent on green house gas emission reductions alongside the weight given to meeting earnings per share targets. Also Intel Corporation calculates every employee's annual bonus based on the firm's performance on measures that include energy efficiency, completion of renewable energy and clean energy projects, and the company's reputation for environmental leadership.

We urge shareholders to vote **FOR** this important compensation reform.



All of **us** serving you℠

INSTITUTIONAL TRUST AND CUSTODY

One U.S. Bank Plaza
SL-MO-T15C
Saint Louis, MO 63101
314.418.2520 Fax

Sent Via Fax (701) 530-1731

October 14, 2010

Mr. Paul Sandness
General Counsel and Corporate Secretary
MDU Resources Group Inc.
1200 W Century Ave
Bismark, ND 58506

Dear Mr. Sandness:

U.S. Bank holds 2,880 shares of MDU Resources Group Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to MDU Resources Group Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard
Account Manager

EXHIBIT B

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 8662
fax +1 212 649 9476
epowers@dl.com

DEWEY & LEBOEUF

October 26, 2010

Mr. Dan Koeppel
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Re: Stockholder Proposal - MDU Resources Group, Inc.

Dear Mr. Koeppel:

On October 14, 2010, MDU Resources Group, Inc. (the "Company") received by facsimile your letter dated October 14, 2010, which includes a stockholder proposal for the Company's 2011 annual meeting requesting that the compensation committee of the board of directors of the Company, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans.

You indicated that you were submitting the proposal on behalf of the Central Laborers' Pension Fund (the "Fund"). The Fund does not appear in the Company's records as a registered stockholder.

Rule 14a-8 under Regulation 14A of the Securities Exchange Act of 1934, as amended, sets forth the requirements for inclusion of stockholder proposals in a company's proxy statement. A copy of the rule is enclosed with this letter.

Rule 14a-8(b) specifies that in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the proposal is submitted and the stockholder must provide a written statement that it intends to continue to hold the securities through the date of the annual meeting.

You indicated that the Fund is the beneficial owner of approximately 2,880 shares of the Company's common stock and stated that the record holder of the stock would provide the appropriate verification of the Fund's beneficial ownership by separate letter. The Company also received on October 14, 2010 a letter from US Bank, dated October 14, 2010, (the "US Bank Letter") indicating the current number of shares of the Company's common stock held by the Fund and that the Fund has held shares of the Company's common stock for at least one year.

The US Bank Letter does not satisfy the requirements of Rule 14a-8(b) since it does not state that the Fund has continuously held at least $2,000 in market value of the Company's common stock for at least one year. You need to submit a written statement from the record holder of the Fund's shares verifying that, at the time you submitted the proposal on behalf of the Fund, the Fund had continuously held at least $2,000 in market value of the Company's common stock for at least one year. In the alternative, you may submit a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins and the Fund's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

In accordance with Rule 14a-8(f)(1), all proof of eligibility as indicated above must be postmarked or transmitted by facsimile to me within 14 calendar days after receipt of this letter by you.

Very truly yours,



Elizabeth W. Powers

Enclosure

cc: Paul K. Sandness, Esq.
Ms. Jennifer O'Dell, LIUNA Corporate Governance Project

EXHIBIT C


UNITED STATES
POSTAL SERVICE

Date: 10/27/2010

Beverly Reyes:

The following is in response to your 10/27/2010 request for delivery information on your Express Mail(R) item number EM29 1176 901U S. The delivery record shows that this item was delivered on 10/27/2010 at 02:23 PM in JACKSONVILLE, IL 62650 to S PLOGGER. The scanned image of the recipient information is provided below.

Signature of Recipient: Susan Plogger
Susan Plogger

Address of Recipient: *** FISMA & OMB Memorandum M-07-16 ***

Thank you for selecting the Postal Service for your mailing needs. If you require additional assistance, please contact your local Post Office or postal representative.

Sincerely,

United States Postal Service

EXHIBIT D



All of us serving you

INSTITUTIONAL TRUST AND CUSTODY
One U.S. Bank Plaza
SL-MO-T15C
Saint Louis, MO 63101
314.418.2520 Fax


REC'D
OCT 29 2010
LEGAL

Sent Via Fax (701) 530-1731

October 28, 2010

Mr. Paul Sandness
General Counsel and Corporate Secretary
MDU Resources Group Inc.
1200 W Century Ave
Bismark, ND 58506

Dear Mr. Sandness:

U.S. Bank holds 2,880 shares of MDU Resources Group Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to MDU Resources Group Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The fund owns 2,880 amount of stock which has over $2000 in value and has held it continuously for over one year. The fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,



Rebecca Hassard
Account Manager

EXHIBIT E

From: Matteson, Richard [mailto:Richard.Matteson@mduresources.com]
Sent: Friday, December 03, 2010 2:32 PM
To: O'Dell, Jennifer
Subject:

Jennifer:

Thanks for talking with me. As I explained, as a direct result of your shareholder proposal our Board of Directors in November added sustainability as a measure available for use in establishing long-term incentive performance goals. I have attached the relevant paragraph from the 8-K that we filed on Nov. 16, and the resolution that the board approved. We appreciate your willingness to look at the material and consider withdrawing the proposal from the Central Laborers' Pension, Welfare & Annuity Funds.

Every five years we submit the performance goals to shareholders for approval, and we will do that again at our 2011 meeting.

If you have any questions or concerns, please don't hesitate to call.

Regards,
Rick

Rick Matteson
Director of Communications & Public Affairs
MDU Resources Group, Inc.
701 530-1700

November 11, 2010
MDU Resources Group, Inc.
Board of Directors Meeting

Resolution

RESOLVED, that the amendment to Section 2.25 of the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan (the "LTIP"), which adds "safety" and "sustainability" as additional measures available for use in establishing performance goals, be, and it hereby is, approved, so that Section 2.25 of the LTIP, as amended, shall state:

Current Performance Goals stated in the Long-Term Performance-Based Incentive Plan with two additions:

2.25 "*Performance Goals*" means the performance goals established by the Committee, which shall be based on one or more of the following measures: sales or revenues, earnings per share, shareholder return and/or value, funds from operations, operating income, gross income, net income, cash flow, return on equity, return on capital, earnings before interest, operating ratios, stock price, customer satisfaction, accomplishment of mergers, acquisitions, dispositions or similar extraordinary business transactions, safety, sustainability, profit returns and margins, financial return ratios and/or market performance. Performance goals may be measured solely on a corporate, subsidiary or business unit basis, or a combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

FURTHER RESOLVED, that the material terms of the performance goals of the LTIP, as amended, be, and hereby are, approved, subject to approval by the stockholders of the material terms of the performance goals of the LTIP at the Annual Meeting of Stockholders to be held in April 2011 for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"); and

FURTHER RESOLVED, that the material terms of the performance goals be submitted to the stockholders for approval at the Annual Meeting of Stockholders to be held in April 2011 for purposes of Section 162(m).

* * * * * * * * * * * *

RESOLVED, that the report of the Compensation Committee be accepted and approved.

Item 8.01 Other Events.

Long-Term Performance-Based Incentive Plan Performance Measures

On November 9, 2010, the Compensation Committee (the "Committee") of the Board of the Company recommended, and on November 11, 2010, the Board approved, an amendment to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan (the "LTIP") to add safety and sustainability as additional measures available for use in establishing performance goals. This amendment is subject to stockholder approval at the 2011 annual meeting of stockholders, at which meeting stockholders will be asked to approve of the material terms of the performance goals in the LTIP for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

From: O'Dell, Jennifer [mailto:jodell@liuna.org]
Sent: Monday, December 06, 2010 8:52 AM
To: Matteson, Richard
Subject: RE:

HI Rick!

Thanks for this. We have a couple of questions about the implementation of this new piece of your compensation program. Specifically we want to make sure that the Board intends to actually make this a part of the comp. package, as this is one of many performance metrics the Board considers.

I was wondering if you have some time this week to have a conversation about it?

Jennifer

From: Matteson, Richard [mailto:Richard.Matteson@mduresources.com]
Sent: Monday, December 06, 2010 11:55 AM
To: O'Dell, Jennifer
Subject: RE:

Hi, Jennifer. Thanks for getting back to us so quickly.

I'd be happy to talk further. Here are some potential times (all Eastern time):

Today: 3-5
Tuesday: All afternoon up to 5 p.m.
Wednesday: 10-1
Thursday: any time
Friday: 10-2

Regards,
Rick

From: O'Dell, Jennifer [mailto:jodell@liuna.org]
Sent: Monday, December 06, 2010 3:32 PM
To: Matteson, Richard
Subject: RE:

Hey Rick,

This week is not going to work out as I can't get all the people together that need to talk about the proposal. The second problem is that I am on vacation starting Monday afternoon until Jan 3rd. I realize that you will need to file for no-action before that, but that does not keep us from speaking.

I apologize. The holidays just got in the way. Can we make a date for Jan. 3rd?

Jennifer